PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

09045961

16th April 2009

SEC
Mail Processing
Section

APR 21 2009

Washington, DC
122

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Group PLC

Premier Oil ~~plc (f/k/a Premier Oil Group plc)~~
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 14th April and 15th April 2009.

"Oilexco - Company Voluntary Arrangement in respect of ONSL"
"Signature of MOU with Sevan in relation to the Shelley Field FPSO"

Yours faithfully

C. Cunliffe

pp Stephen Huddle
Company Secretary

Enc

4/28

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier" or "the Company")

Signature of MOU with Sevan in relation to the Shelley field FPSO

Further to the announcement on 25 March 2009 regarding the proposed acquisition of Oilexco North Sea Limited (in administration) ("ONSL"), Premier is pleased to note the announcement made today by Sevan Production UK Ltd ("Sevan") regarding the signature of a Memorandum of Understanding ("MOU") for the continued provision and operation of the Sevan Voyageur Floating Production Storage and Offloading System ("FPSO") for the Shelley field development, in the event that Premier becomes the successful purchaser of either ONSL or the Shelley field. Work will now commence towards conclusion of a fully-termed agreement.

Premier confirms that the MOU envisages that the Sevan Voyageur will be operated under a contract whereby Sevan will be reimbursed for its actual operating cost and will in addition receive a tariff payment based on actual monthly revenue from oil production from the field.

This is an initial step towards the potential development of the Shelley field. This could occur this summer with precise timing dependent on the availability of diving support vessels.

Simon Lockett, Chief Executive Officer, commented,
"The conclusion of this MOU in such a short period of time is testament to the co-operation of the operating teams of both ONSL and Premier. The Shelley field is a good example of the potential upside within the ONSL portfolio which Premier proposes to acquire."

14 April 2009

ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Neil Hawkings	
Pelham PR	
James Henderson	**Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis	**Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov	**Tel: 020 7337 1513 / 07894 608 606**

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

Not for release, publication or distribution in or into Australia, Canada, the Dubai International Financial Centre, New Zealand, the Republic of South Africa, the State of Israel or the United States of America

PREMIER OIL plc
("Premier")

Proposed acquisition of Oilexco North Sea Limited (in administration) ("ONSL") - Company Voluntary Arrangement in respect of ONSL

15th April 2009

On 25 March 2009, Premier announced the proposed acquisition of ONSL or its assets. The acquisition of ONSL is subject to, *inter alia*, the approval by ONSL's unsecured creditors and Oilexco Inc. (ONSL's shareholder) of the Company Voluntary Arrangement ("CVA"), and the expiry of a 28 day objection period following such approval (the "Objection Period").

Premier is pleased to announce that ONSL's unsecured creditors and Oilexco Inc. approved the CVA at a meeting held earlier today.

Following that approval, the acquisition of ONSL remains conditional upon (i) the approval of the acquisition by Premier's shareholders at an Extraordinary General Meeting to be held on 20 April 2009, (ii) the admission to the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange of shares in Premier to be issued in connection with the rights issue announced on 25 March 2009, (iii) the Objection Period having elapsed and no challenge having been made to the approval of the CVA or if made, such challenge having been withdrawn or struck out, and (iv) the court discharging the administration order over ONSL.

If the conditions described in (iii) and (iv) are not satisfied by 14 June 2009, the transaction will proceed by way of an acquisition of the principal assets of ONSL, subject to satisfaction of conditions (i) and (ii) above.

Enquiries
Premier Oil plc **Tel: 020 7730 1111**
Robin Allan

Deutsche Bank **Tel: 020 7545 8000**
Alan Brown
Andrew Congleton
Martin Pengelley

Oriel **Tel: 020 7710 7600**
David Arch
Natalie Fortescue

Pelham PR
James Henderson **Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis **Tel: 020 7337 1515 / 07910 104 680**
Evgeniy Chuikov **Tel: 020 7337 1513 / 07894 608 606**

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting for Premier and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than Premier for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Acquisition, the Rights Issue or any matters referred to in this announcement.

Oriel, which is authorised and regulated in the UK by the Financial Services Authority, is acting for Premier and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than Premier for providing the protections afforded to clients of Oriel nor for providing advice in connection with the Acquisition, the Rights Issue or any matters referred to in this announcement.

Barclays Capital, HSBC and Royal Bank of Canada Europe (which trades as RBC Capital Markets), which are authorised and regulated in the UK by the Financial Services Authority, are acting for Premier and no one else in connection with the Rights Issue and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the Rights Issue and will not be responsible to anyone other than Premier for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue or any matters referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on Deutsche Bank, Barclays Capital, HSBC, Oriel and RBC Capital Markets by the Financial Services and Markets Act 2000, none of Deutsche Bank, Barclays Capital, HSBC, Oriel nor RBC Capital Markets accepts any responsibility whatsoever for the contents of this announcement, including its accuracy, completeness or verification, or for any other statement made or purported to be made by it, or on its behalf, in connection with Premier, the nil paid rights, the fully paid rights or the New Ordinary Shares or the Rights Issue. Each of Deutsche Bank, Barclays Capital, HSBC, Oriel and RBC Capital Markets accordingly disclaim all and any liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement or any such statement.

This announcement is not for release, publication or distribution (directly or indirectly) in or into Australia, Canada, the Dubai International Financial Centre, New Zealand, the Republic of South Africa, the State of Israel or the United States of America or any other jurisdiction in which the distribution or release would be unlawful (the "Excluded Territories"). It does not constitute an offer of securities for sale any where in the world, including in or into the Excluded Territories.

The securities described in this announcement, when and if offered, will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state or foreign securities laws and may not be offered or sold within the United Sates or to, or for the account or benefit of, US persons absent registration or applicable exemption from registration thereunder.

This announcement does not constitute an offer of nil paid rights, fully paid rights, ordinary shares or provisional allotment letters to any shareholder with a registered address in, or who is resident in, the Excluded Territories. This announcement does not constitute an offer to sell or a solicitation of an offer to buy shares or to take up entitlements to nil paid rights in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement into jurisdictions other than the United Kingdom is or may be restricted by law. Persons into whose possession this announcement or any such document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.